Exhibit 21.1



                                  AGREEMENT

THIS AGREEMENT made this 27 day of November 2002, by and between Choice Sanitation, L.L.C., a Florida limited liability company in good standing, herein after referred to as "LLC", and Choice Waste System Holdings. Inc., a Florida corporation in good standing, whose address is 760 S.E. Port St. Lucie Boulevard, Port St. Lucie, FL 34984, hereinafter referred to as "holding company", for and in consideration of the mutual covenants contained herein and the sum of Ten ($10.00) dollars, receipt of which is acknowledged:

1. LLC is currently managed by the Managing Member, Will Cowdell. In addition to Will Cowdell, the only other original member of the LLC is Tim Schwiezer.

2. At. the time that: the LLC was formed, Will Cowdell was to manage the day to day business affairs of the LLC and Tim Schwiezer was to provide financial support necessary for the operation and success of the business activities of the LLC.

3. Tim Schwiezer has for some time, failed and refused to make any contributions to the financial needs of the LLC and has engaged in conduct which has caused significant financial hardship- Despite numerous requests for financial assistance from Will Cowdell, Tim Schwiezer has continued to fail and refuse to provide the assistance necessary to continue the operations of the company.

4. In order for LLC to survive, it is necessary for the LLC to raise capital to meet its debt obligations and provide funding for acquisitions of equipment to expand the business.


5. LLC has attempted a private placement offering, which has had limited success and which has been insufficient to meet the capital requirements for continued success of the LLC.

6. Will Cowdell, as Managing Member of the LLC, has determined it to be necessary for the economic survival of the LLC that the assets and liabilities of the LLC be joined together with the assets and liabilities of American Waste, L.L.C, Choice Sanitary Services, Inc., and T &W Lakeside, Inc., and that the combined shares of stock and/or units of membership of each of the aforesaid entities be transferred for a like number of shares of stock of the holding company, and subsequent to such conveyances being completed, the holding company file an Initial Public Offering in an attempt to raise sufficient capital to expand the business of the LLC.

7. Will Cowdell has a significant interest in each of the four entities set forth hereinabove and will have a significant interest in the holding company, subsequent to the IPO.

8. Will Cowdell has attempted to communicate with Tim Schwiezer concerning the above issues, however, despite repeated telephone calls, first class mail and return receipt certified mail, there has been no communication with Tim Schwiezer,


9. Will Cowdell has determined that Tim Schwiezer currently is owed $1,458,150.00 by LLC and that the accrued unpaid interest on said debt is $385,669.00 through November 30, 2002. In addition thereto, Tim Schweizer has determined that the value of his interest in LLC is $100,000.00 in divorce proceedings that are recent in time to this Agreement.

10. It is the desire of Will Cowdell that Tim Schwiezer be paid everything he is entitled to be paid and that the value of his debt interest and ownership as aforesaid, be protected, while at the same time, allowing the LLC to convert its units of membership to shares of stock from the holding company in order to allow the holding company to go public, which is crucial to the economic survival of LLC.

11. Accordingly, holding company agrees to issue to Tim Schwiezer
$2,243,819.00 worth of stock at $2.25 per share. Said $2,243,819.00 consists of $1,458,150.00 for the outstanding debt, $385,669.00 for the accrued interest through November 30, 2002, and $400,000.00 for his ownership interest in units of membership of LLC.

12. In exchange for the holding company issuing said stock to Tim
Schwiezer, LLC shall cancel the certificate of membership representing the units of membership by Tim Schwiezer in the LLC. 13. It is hereby acknowledged by the parties hereto that Tim Schweizer has not consented to this Agreement because he has refused or failed to communicate with Will Cowdell. 14. In the event that Tim Schwiezer at some point in the future objects to this .greement., holding company reserves the right to pay Tim Schwiezer the $ 1,458,150.00 in debt, accrued interest of $385,669.00 on same, and to pay him for the value of his ownership of LLC based on the value specified in his divorce in the amount of $100,000.00. Whereupon the shares of stock issued pursuant to this Agreement shall be cancelled and returned to the holding company.

15. It is the intent of the parties hereto that Tim Schwiezer be made whole and that he incur no loss on account of the LLC exchanging units of membership for shares of stock of the holding company and the holding company issuing an IPO. If the parties hereto did not proceed with the transaction contemplated by this Agreement, it is substantially likely that the LLC would be forced to cease doing business.

16. This Agreement is made in St. Lucie County, Florida. The parties hereto hereby consent to venue and jurisdiction in the Courts of competent jurisdiction of St. Lucie County, Florida, for the resolution of all disputes arising hereunder.

17. In the event of any litigation to enforce the terms and conditions of this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees and costs.

18. The foregoing terms and conditions constitute the entire Agreement by and between the parties hereto. Any representations not contained herein shall be of no force or effect and shall be null and void.


19. This Agreement shall not be modified except by written instrument bearing the signatures of the parties hereto. 20. In the event a Court of competent jurisdiction determines any term or condition or terms and conditions of this Agreement be illegal, invalid or otherwise unenforceable, the remaining terms and conditions shall be of full force and effect to carry out the apparent intent of the parties hereto.
         WHEREFORE, the parties hereto have hereunder set forth their hand and seals on the day and date first above-written.



Choice Sanitation, L.L.C.                     Choice Waste System Holdings, Inc.



BY: /s/ Will Cowdell                                      BY: /s/ Will Cowdell
    --------------------------------             -------------------------------
       Will Cowdell                                              Will Cowdell
       Managing Member                                            President

Notary Seal:  Linda Fay Rennie
                  Commission #DD078016
                  State of Florida
                  Expires July 9, 2005